mm 2/3/14



SECU[obscured] ISSION

14030105



SEC MAIL PROCESSING
RECEIVED
JAN 31 2014
WASH, D.C.
193
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 Keller Springs Road, Suite 812
(No. and Street)

Dallas	TX	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cherlin 214 668-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/7/14

OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrend Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
DLON M. KNOX
Notary Public
State of Texas
My Comm. Expires 08-05-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
NexTrend Securities, Inc.
Dallas, Texas

Report on the Financial Statements

I have audited the accompanying statement of financial condition of NexTrend Securities, Inc. as of December 31, 2013 and related statements of income, changes in stockholder's equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Board of Directors
NexTrend Securities, Inc.
Dallas, Texas

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexTrend Securities, Inc. as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. This supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that NexTrend Securities, Inc. will continue as a going concern. (As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are also described in Note 1.) These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



Elizabeth Tractenberg, CPA
Los Angeles, California
January 5, 2014

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 5,848
Deposit with clearing organization	6,711
Total assets	$ 12,559

Liabilities and Stockholder's Equity

Liabilities	
Total liabilities	$ -
Stockholder's equity	
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	777,923
Accumulated deficit	(766,364)
Total stockholder's equity	12,559
Total liabilities and stockholder's equity	$ 12,559

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues	$ -
Expenses	
Insurance	850
Professional fees	2,572
All other expenses	2,800
Total expenses	6,222
Net income (loss) before income tax provision	(6,222)
Income tax provision	0
Net income (loss)	$ (6,222)

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2012	$ 1,000	$ 769,923	$ (760,142)	$ 10,781
Capital contribution		8,000		8,000
Net Income (loss)			(6,222)	(6,222)
Balance, December 31, 2013	$ 1,000	$ 777,923	$ (766,364)	$ 12,559

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flow from operating activities:		
Net income (loss)		$ (6,222)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by (used) operating activities:		(6,222)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in-capital	$ 8,000	
Net cash provided by (used in) financing activities		8,000
Net increase (decrease) in cash		1,778
Cash at beginning of year		4,070
Cash at end of year		$ 5,848
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas in July, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a subsidiary of NexTrend II, Inc. which is a wholly owned subsidiary of NexTrend Technologies, Inc. (the Parent).

For the year ended December 31, 2013, the Company's operations were maintained via additional paid-in-capital by the Parent Company and the Parent plans to continue to fund the operations with additional capital as needed.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Put and call broker or dealer or option writer
- Sharing commissions from corporate transactions (equity and debt)
- Private placements of securities; and
- Operate up to (7) offices (registered and unregistered), including the main office. The remaining six (6) branch offices will only engage in private placement business.
- Employ up to eighteen (18) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent Corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 5,847.75	$ -	$ -	$ 5,847.75
Clearing deposits	6,711.63			6,711.63
Total	**$12,559.38**	**$ -**	**$ -**	**$12,559.38**

Note 4 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $0.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $12,559.38 which was $7,559.38 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6 - Income Taxes

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 7– Exemption from the SEC Rule 15c3-3

NexTrend Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2013

Note 8 – Going Concern

For the year ended December 31, 2013, the Company's operations were maintained via additional paid-in-capital by the Parent Company and the Parent plans to continue to fund the operations with additional capital as needed.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through January 5, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NexTrend Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2013

Computation of net capital		
Total ownership equity from statement of financial condition		$ 12,559
Less: Non allowable assets		0
Net capital		$ 12,559
Computation of net capital requirements		
Minimum net capital requirement		
6-2/3% of net aggregate indebtedness	$ -	
Minimum dollar net capital required	$ 5,000	
Net Capital required (greater of above)		5,000
Excess net capital		$ 7,559
Ratio of aggregate indebtedness to net capital	NA	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NexTrend Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
NexTrend Securities, Inc.
Dallas, Texas

In planning and performing my audit of the financial statements of NexTrend Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
NexTrend Securities, Inc.
Dallas, Texas

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
January 5, 2014